UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

POLYPID LTD.

B.	(1) This is an (check one):

☒ original filing for the Filer.

☐ amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	POLYPID LTD.

	Form type:	Tender Offer/Rights Offering Notification Form on Form CB (the “Form CB”)

	File Number (if known):	005-92193

	Filed by:	POLYPID LTD.

	Date Filed (if filed concurrently, so indicate):	March 2, 2023 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of:

Israel

and has its principal place of business at:

18 Hasivim Street Petach Tikva 495376, Israel

E.	The Filer designates and appoints PolyPid Inc., (“Agent”) located at:

372 Franklin Ave. P.O. Box 558 Nutley, NJ 07110 (908) 858-5995

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	Any investigation or administrative proceeding conducted by the Commission; and

	(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described by the Filer in the Form CB filed on March 2, 2023 or any purchases or sales of any security in connection therewith. Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Petach Tikva, country of Israel, on March 2, 2023.

Filer: POLYPID LTD.

By:	/s/ Dikla Czaczkes Akselbrad
	Name:	Dikla Czaczkes Akselbrad
	Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on March 2, 2023.

POLYPID INC. (Agent for service of process for PolyPid Ltd.)

By:	/s/ Dikla Czaczkes Akselbrad
	Name:	Dikla Czaczkes Akselbrad
	Title:	Director

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